UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 18, 2020

CHANTICLEER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35570	20-2932652
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7621 Little Avenue, Suite 414

Charlotte, North Carolina 28226

(Address of principal executive offices)

Registrant’s telephone number, including area code: (704) 366-5122

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 Par Value	BURG	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 5.07 Submission of Matters to a Vote of Security Holders.

On March 18, 2020, Chanticleer Holdings, Inc. (“Chanticleer”) held a special meeting of its stockholders at the offices of Lowenstein Sandler LLP in Roseland, New Jersey (the “Special Meeting”). As of January 24, 2020, the record date for the Special Meeting, there were a total of 11,171,140 shares of Chanticleer’s common stock (the “Common Stock”) outstanding and entitled to vote at the Special Meeting. At the Special Meeting, 8,447,637 shares of Common Stock were present in person or by proxy and, therefore, a quorum was present.

At the Special Meeting, Chanticleer’s stockholders, upon the unanimous recommendation of the board of directors of Chanticleer: (a) voted in favor of the issuance of shares of Common Stock pursuant to the Agreement and Plan of Merger, dated as of October 10, 2019, as amended (the “Merger Agreement”), by and among Chanticleer, Biosub Inc. and Sonnet BioTherapeutics, Inc. (“Sonnet”); (b) voted in favor of the amendment to the certificate of incorporation of Chanticleer effecting a reverse stock split of the issued shares of Common Stock, at a ratio in the range from 2-for-1 to 40-for-1, with such specific ratio to be mutually agreed upon by Chanticleer and Sonnet; (c) voted in favor of the amendment to the certificate of incorporation of Chanticleer increasing the total number of authorized shares of Common Stock to 125,000,000; (d) voted to approve the Sonnet BioTherapeutics Holdings, Inc. 2020 Omnibus Equity Incentive Plan and to authorize for issuance 17,000,000 shares of Common Stock thereunder; and (e) voted to approve the issuance of (i) shares of Common Stock upon the exercise of the Investor Warrants (as defined in the proxy statement (the “Proxy Statement”) contained in Chanticleer’s registration statement on Form S-4, declared effective by the Securities and Exchange Commission on February 11, 2020) to be issued in the Pre-Merger Financing (as defined in the Proxy Statement), and (ii) additional shares of Common Stock that may be issued following the closing of the Pre-Merger Financing (as defined in the Proxy Statement), in each case pursuant to the Securities Purchase Agreement (as defined in the Proxy Statement) and as required by and in accordance with Nasdaq Listing Rule 5635. No vote was taken on the sixth proposal, the proposal to adjourn the Special Meeting, if necessary, for the purpose of soliciting additional proxies to vote in favor of the proposals submitted at the Special Meeting, because there were sufficient votes to approve such proposals.

The voting results for each item of business voted upon at the Special Meeting were as follows:

Proposal 1 — Approval of the issuance of Common Stock pursuant to the Merger Agreement

Votes For	Votes Against	Abstentions	Broker Non-Votes
6,285,105	147,918	1,419	2,013,195

Proposal No. 2: Approval of the amendment to the certificate of incorporation of Chanticleer effecting a reverse stock split at a ratio in the range from 2-for-1 to 40-for-1

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,157,435	289,814	388	0

Proposal No. 3: Approval of the amendment to the certificate of incorporation of Chanticleer increasing the total number of authorized shares of Common Stock to 125,000,000

Votes For	Votes Against	Abstentions	Broker Non-Votes
8,175,246	268,505	3,886	0

Proposal No. 4: Approval of the Sonnet BioTherapeutics Holdings, Inc. 2020 Omnibus Equity Incentive Plan and to authorize for issuance 17,000,000 shares of Common Stock thereunder

Votes For	Votes Against	Abstentions	Broker Non-Votes
6,144,971	282,418	7,053	2,013,195

Proposal No. 5: Approval of the issuance of: (a) shares of Common Stock upon the exercise of the Investor Warrants to be issued in the Pre-Merger Financing, and (b) additional shares of Common Stock that may be issued following the closing of the Pre-Merger Financing

Votes For	Votes Against	Abstentions	Broker Non-Votes
6,250,846	180,513	3,083	2,013,195

Item 8.01 Other Events.

Chanticleer and Sonnet expect that the transactions contemplated by the Merger Agreement, including the proposed merger, will be consummated on or about March 31, 2020, subject to satisfaction of the closing conditions set forth in the Proxy Statement.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger between Sonnet and Chanticleer, Chanticleer has filed relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that has been filed and contained a proxy statement/prospectus/information statement, and which registration statement was declared effective on February 11, 2020. A definitive proxy statement/prospectus/information statement was filed on February 11, 2020, and was mailed to stockholders on February 14, 2020. INVESTORS AND SECURITY HOLDERS OF CHANTICLEER AND SONNET ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHANTICLEER, SONNET AND THE PROPOSED MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Chanticleer with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Chanticleer by directing a written request to: Chanticleer Holdings, c/o Michael D. Pruitt, Chief Executive Officer, 7621 Little Avenue, Suite 414, Charlotte, NC 28226. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This report shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Chanticleer and its directors and executive officers and Sonnet and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Chanticleer in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Chanticleer and their ownership of shares of Chanticleer’s Common Stock is set forth in the proxy statement/prospectus referred to above. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests in the proposed merger, by security holdings or otherwise, are included in the proxy statement/prospectus. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Chief Executive Officer at Chanticleer at the address described above.

Forward-Looking Statements

This report contains forward-looking statements based upon Chanticleer’s and Sonnet’s current expectations. This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Chanticleer and Sonnet generally identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. Chanticleer and Sonnet have based these forward-looking statements largely on their then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond each of Chanticleer’s and Sonnet’s control. Chanticleer’s and Sonnet’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with Chanticleer’s ability to obtain the shareholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; and (v) those risks detailed in the proxy statement/prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Neither Chanticleer nor Sonnet can assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, Chanticleer and Sonnet undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chanticleer Holdings, Inc.,
a Delaware corporation
(Registrant)

Date: March 19, 2020	By:	/s/ Michael D. Pruitt
	Name:	Michael D. Pruitt
	Title:	Chief Executive Officer